UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Societal CDMO, Inc.
(Name of Subject Company)

Societal CDMO, Inc.
(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

75629F109
(CUSIP Number of Class of Securities)

J. David Enloe, Jr.
Societal CDMO, Inc.
1 E. Uwchlan Ave, Suite 112,
Exton, Pennsylvania 19341
(770) 534-8239

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rachael M. Bushey, Esq.
Jennifer L. Porter, Esq.
Laura U. Gulick, Esq.
Goodwin Procter LLP
One Commerce Square
2005 Market St., 32nd Floor
Philadelphia, PA 19103
(445) 207-7800

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Societal CDMO, Inc., a Pennsylvania corporation (“SCTL”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2024 (together with any exhibits and annexes attached hereto and as may be further amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 relates to a tender offer by Cane Merger Sub, Inc., a Pennsylvania corporation (“Purchaser”), and a wholly owned subsidiary of CoreRx, Inc., a Florida corporation (“Parent”), to purchase all of the issued and outstanding shares of SCTL common stock, par value $0.01 per share (the “Shares”), at a purchase price of $1.10 per Share, in cash, subject to any applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on March 11, 2024 (as amended and supplemented on March 18, 2024 and as may be further amended or supplemented from time to time, the “Schedule TO”).

This Amendment is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following exhibit:

(a)(1)(F)	Form of Notice to Holders of Pre-Funded Warrants Regarding Warrant Cancellation Agreements (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 18, 2024

Societal CDMO, Inc.

By:	/s/ J. David Enloe, Jr.
Name: J. David Enloe, Jr.
Title: Chief Executive Officer